UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November , 2005

PEACE ARCH ENTERTAINMENT GROUP INC.

(Translation of Registrant’s name into English)

407-124 Merton Street, Toronto, Ontario M4S 2Z2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

v

Form 40-F

__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

v

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                        November 29, 2005

FOR IMMEDIATE RELEASE

Peace Arch Entertainment Group Inc. Reports Fiscal 2005 Year-End Results

TORONTO, ONT. - Peace Arch Entertainment Group Inc. (AMEX: PAE, TSX: PAE.LV) today announced operating results for fiscal 2005, the twelve-month period ended August 31, 2005.

The Company's full-year revenue totalled $10.7 million, compared to $21.2 million for fiscal 2004. The decrease in revenues compared to the same period of the prior year primarily reflects the lower number of projects produced by Peace Arch and is associated with the Company's strategy to prioritize the strengthening of its infrastructure and the packaging, financing, and distribution of higher quality, more commercial projects.

In addition, in reviewing the treatment of a complex arrangement with Showtime in conjunction with the film “Our Fathers,” Peace Arch determined that this arrangement was a co-financing relationship rather than a sale of distribution rights to Showtime. Accordingly, an adjustment has been made to the Company's fiscal second quarter results involving a reversal of previously recorded revenue and a reversal of amortization of film costs. The net effect of the reversals resulted in an increase in the Company's net loss for that period of approximately $0.16 million.

Peace Arch reported net earnings of $1.4 million, or $0.07 per diluted share in fiscal 2005, versus a net loss of $0.5 million, or $0.03 per diluted share for fiscal 2004. The net earnings for the year was favorably impacted by a one-time, approximate $2.6 million gain on settlement of obligation related to the previously announced conversion of debt to equity by FremantleMedia. The gain included the difference between the carrying amount of the obligation and the price of the Company’s common stock on the conversion date, plus the elimination of the distribution obligation that had initially been recognized to partially settle the Fremantle obligation.

During fiscal 2005, the Company delivered six feature films and 26 episodes of two television series. The Company also commenced production on two additional motion pictures, one television series and one television pilot during the twelve-month period. During fiscal 2004, Peace Arch delivered seven feature films, 13 episodes of a television series, one documentary, and it also commenced production on one motion picture and two television lifestyle series during the year.

Peace Arch Chief Executive Officer Gary Howsam, stated, “Peace Arch has made demonstrable progress in recent months to position the Company for what we believe will be a very exciting and productive fiscal 2006. We added seasoned veterans, Penny Wolf, Fred Fuchs and Michael Taylor to our management team. The Company raised working capital from a group of prominent entertainment industry leaders, closed a pre-production credit facility to facilitate our production financing activities, added several high profile feature films to our forthcoming slate, launched a new genre films division, had several popular television series renewed and garnered awards and nominations for a number of our feature films and television productions. We believe we have set the table for a successful 2006 in which we will dramatically increase both the quantity and quality of our film and television productions, acquisitions and sales while we continue to maintain a conservative, risk averse approach to their financing.”

As at August 31, 2005, Peace Arch’s total shares outstanding was 21,179,304 Common Shares (including 558,689 shares in escrow) and 4,347,827 Series I Preference Shares and 4,347,827 Series II Preference Share warrants.

Fiscal 2005 Q4 highlights and subsequent events include:

  The Company completed an arm's length private placement of approximately 4.3 million Preference Share Units for US $2 million with a group of private investors including entertainment industry leaders Jeff Sagansky, Kerry McCluggage and Drew Craig.  Mr. Craig was appointed Peace Arch’s Chairman of the Board, and Mr. Sagansky and Mr. McCluggage joined the Company’s Greenlight Committee.

  Penny Wolf joined the Company as Executive Vice President, International Sales and Marketing. The former head of HBO Films London, Ms. Wolf is responsible for all of the Company’s feature film acquisitions and the international sales and marketing of Peace Arch’s growing slate of theatrical filmtitles. Lissa Lebel, who worked with Ms. Wolf at HBO, also joined the Company as director of international sales and marketing.

  Michael Taylor, a 22-year television industry veteran, was appointed to the newly created post of President of Peace Arch Television, Ltd. Mr. Taylor is spearheading the Company's expansion into representation of third-party television productions to the television and home video distributionmarkets.

  Jared Leto and Lindsay Lohan agreed to star in the Company’s production of “Chapter 27,” a drama exploring the 1980 murder of John Lennon. Filming will commence in New York in early 2006.

  The Company began filming “Delirious,” a romantic comedy starring Steve Buscemi, Michael Pitt, Alison Lohman and Gina Gershon, in New York City.

  Peace Arch acquired worldwide distribution rights to two films, “Arritmia,” starring Rupert Evans, Sir Derek Jacobi and Natalie Verbeke, and “The Veteran,” starring Ally Sheedy, Michael Ironside and Bobby Hosea.

  Peace Arch formed a new genre division, Archetype Films, to package, finance and distribute action, horror, thriller and science fiction films. The division has already packaged and financed four pictures - “Heartstopper” starring Robert Englund, “Warriors of Terra” starring Edward Furlong, “The LastSect” with David Carradine and “5ive Girls” with Ron Perlman.

  The Company’s production “Our Fathers,” the first picture produced under a long-term agreement between Peace Arch and Showtime, was nominated for two Emmy Awards, the Company’s feature film “The Good Shepherd” received two Directors Guild of Canada award nominations and PeaceArch’s factual television subsidiary The Eyes won six Leo Awards for production excellence.

For full Financial Statements, Note Disclosure and MD&A, please refer to the Company’s filings, which are available at: www.sedar.com and  www.sec.gov/edgar.

Peace Arch Entertainment Group Inc. (www.peacearch.com) finances, packages and distributes high quality proprietary and third party film and television programming for the domestic and international marketplace.

This press release includes statements that may constitute forward-looking statements, usually containing the words “believe,” “estimate,” ”project,” “expect,” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are notlimited to, continued acceptance of the Company’s products and services in the marketplace, competitive factors, dependence upon thirdparty vendors, availability of capital and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

As at August 31, 2005 and 2004

                        __________________________________________________________________________________________________________________________

(expressed in thousands of Canadian dollars)

	2005	2004

Assets
Cash and cash equivalents	1,428	1,484
Accounts and other receivables	13,022	16,088
Investment in film and television programming	15,559	18,349
Prepaid expenses and deposits	163	119
Property and equipment	399	89
Restricted term deposits	20,597	21,339
	51,168	57,468
Liabilities
Production loans	16,038	12,598
Accounts payable and accrued liabilities	4,519	12,399
Deferred revenue	523	3,324
Distribution obligation	-	1,467
Obligation to issue shares	142	3,093
Revenue guarantee obligation	20,597	21,339
	41,819	54,220

Shareholder's Equity	9,889	35,925
Capital stock	2,342	2,085
Contributed surplus	693	-
Warrants	680	680
Other paid-in capital	(4,255)	(35,442)
Deficit	9,349	3,248
	51,168	57,468

Peace Arch Entertainment Group Inc.

Consolidated Statements of Earnings (Loss)

For the years ended August 31, 2005, 2004 and 2003

___________________________________________________________________________________________________________

(expressed in thousands of Canadian dollars, except per share amounts)

	2005	2004	2003

Revenue	10,747	21,236	21,465

Expenses
Amortization of investment film and television programming and other production costs	8,636	18,774	18,827
Selling, general and administrative	3,888	3,370	3,088
	12,524	22,144	21,915
Earnings (loss) from operations before the undernoted	(1,777)	(908)	(450)

Interest Income	818	39	125
Interest expense	(953)	(220)	(495)
Other amortization	(74)	(17)	(230)
Provision for obligation to issue shares	-	(207)	-
Gain on sale of asset	98	-	127
Foreign exchange gain (loss)	679	(575)	778
Gain on settlement of obligations	2,560	-	-
Loss on disposal of subsidiary	-	-	(164)
Gain on modification of debt	-	-	3,094
Recovery of selling, general and administrative expenses	145	427	-
Non-controlling interest	(47)	-	-
Earnings (loss) before income taxes	1,449	(1,461)	2,785
Income tax recovery	-	(977)	(74)
Net earnings (loss) for the year	1,449	(484)	2,859
Net earnings (loss) per common share
Basic	0.07	(0.03)	0.24
Diluted	0.07	(0.03)	0.19

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

For the years ended August 31, 2005, 2004 and 2003

__________________________________________________________________________________________________________

                        (expressed in thousands of Canadian dollars)

	2005	2005	2003
Deficit	(35,442)	(34,958)	(37,817)
Effect of adoption of Accounting Guideline-15	53	-	-
Reduction of stated capital	29,707	-	-
Preferred Stock dividends	(22)	-	-
Net earnings (loss) for the year	1,449	(484)	2,859

Deficit - End of year	(4,255)	(35,442)	(34,958)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

For the years ended August 31, 2005, 2004 and 2003

                        __________________________________________________________________________________________________________________________

(expressed in thousands of Canadian dollars)

	2005	2004	2003
Cash flows from operating activities
Net earnings (loss) for the year	1,449	(484)	2,859
Items not affecting cash
Amortization of film and television programming	7,822	14,693	18,324
Income tax recovery	-	(989)	-
Other amortization	74	17	230
Provision for share issuance	-	207	-
Stock-based compensation	257	11	-
Gain on settlement of obligations	(2,560)	-	-
Loss on disposal of subsidiary	-	-	-164
Non-controlling interest	47	-	-
Gain on sale of asset	(98)	-	(127)
Gain on modification of debt	-	-	(3,094)
Writedown of investment in film and television programming	-	2,516	278
Investment on film and television programming	(5,031)	(14,754)	(15,572)
Changes in non-cash operating working capital	(7,732)	2,029	(5,701)
	(5,772)	3,246	(2,639)
Cash flows from investing activities
Property and equipment purchases	(51)	(71)	(38)
Proceeds on sale of assets-net	-	-	49
	(51)	(71)	11
Cash flows from financing activities
Issuance of preference shares	1,656	-	-
Issuance of warrants	693	-	-
Payment of preferred stock dividends	(22)	-	-
Issuance of common shares	-	47	1,390
Issuance of production loans	9,666	9,088	8,211
Repayment of production loans	(6,226)	(11,737)	(7,330)
Repayment of term loans	-	-	(700)
	5,767	(2,602)	1,571
(Decrease) increase in cash and cash equivalents	(56)	573	(1,057)
Cash and cash equivalents - Beginning of year	1,484	911	1,968
Cash and cash equivalents - End of year	1,428	1,484	911
Supplemental cash flow information
Interest paid	717	657	24
Income taxes recovered	-	-	74
Non-cash transactions

Contacts:

Nicole Spracklin

Robert Rinderman

Peace Arch Entertainment Group Inc.

Jaffoni & Collins Incorporated

(416) 487-0377 (ext. 237)

(212) 835-8500

nspracklin@peacearch.com

PAE@jcir.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.

                    (Registrant)

____________________________

Date November 30, 2005                                                          By  "Mara Di Pasquale"

                                                                                                         (Signature)*

  Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

            Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange         Act of 1934.

B.

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D.

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Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

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